April 9, 2007

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MDC Partners Inc. Form 10-K for Fiscal Year Ended December 31, 2005 (the “2005 Form 10-K”) Filed March 16, 2006

Forms 10-Q for Fiscal Quarters Ended June 30, 2006 and March 31, 2006 (the “Forms 10-Q”) File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to questions raised on the telephonic call with the Staff of the Division of Corporation Finance, on March 20, 2007.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company.

Summary of MDC’s Business

The Company provides marketing communication services for a diverse group of clients in a variety of sectors. The services provided to each client are customized to each client and involve marketing communications and/or strategy consulting for a specific product or service, a brand of products or services, a company as a whole or any combination of these items.

In order to win a new client engagement or new client assignment, the Company’s subsidiaries (“Agency”) often do a significant amount of research about the prospective client and their products/brands. Based on the knowledge an Agency obtains from such efforts, the Agency then makes a presentation to the prospective client. Based upon the presentation and several other factors including but not limited to reputation, experience in the client’s sector and cultural fit, the Agency is either selected or rejected by the client. If the Agency is selected, a contract is negotiated including the fees to be paid. In most cases the work typically begins 30 to 60 days before the contract is finalized and signed, however all basic financial terms and conditions as

Mr. Larry Spirgel

Securities and Exchange Commission

April 9, 2006

well as the types of services to be provided are agreed to quickly. The usual reason for the delay in signing the contracts is the negotiations around the ownership of the work and the time period after the assignment that the Agency could use that or similar work for a new client. The costs incurred by the Agency to prepare the proposed marketing communications program are expensed as incurred; no costs are deferred.

Once a client engagement is won, the Agency immediately begins working with the client to either further develop the marketing communications materials presented to win the engagement or only use certain particular ideas that were presented to the client. This work often begins even if the contract has yet to be signed.

Services provided generally include the use of all the disciplines offered by a particular Agency. The services revolve around the creation of a marketing communications program and idea(s) to be applied to either the specific product, brand of products or for the company as a whole. Once the idea(s) have been initially developed they are further refined. Then execution of specific initiatives begins including but not limited to strategic planning and consulting, print media, television commercials, guerilla marketing concepts, internet banners and interactive media. In addition, based on an initial idea, market research may be performed which will provide actual consumer feedback that either confirms the idea or identifies weaknesses with the idea and possibly provides a new direction in which the idea should be focused on. These activities often occur simultaneously, such that if the client were to terminate the agreement prior to full completion they would have gotten value for the services provided.

Generally, if a client continues to reject ideas and/or the different types of marketing communications materials described above (i.e. print media, television commercials etc.), the client would terminate the Agency.

All agreements have a termination clause which provides for the Agency to be compensated for services performed up to the date of termination. This has been interpreted and tested, in practice, by the Agencies to mean that the Agency will receive on a pro-rata basis the fees it would have earned up to the termination date. For example, if a client terminated the contract 30 days after it was in effect, and the total fee was $1 million for a period of ten months of work, the Agency would be entitled to 1/10 of the $1 million or $100,000. The Company believes this further supports the fact that the client recognizes their having received value from the start of the contract. In fact, since the Agency has been working closely with the client throughout the pitch process, upon commencement of the contract, the Agency is able to immediately deliver value to the client. Additionally, the client actually receives value before the contract term started; when they received the initial marketing communications program and ideas that the Agency provided to the client as part of the pitch process.

In determining the fees to charge a client, the Agency will generally estimate the full time equivalents (‘FTE’s”) required to service the client over the expected term of the contract. These FTE’s may or may not be the same people throughout the assignment, depending on the

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Mr. Larry Spirgel

Securities and Exchange Commission

April 9, 2006

marketing communications to be provided to the client. The Agency will then look to the current competitive environment, size of the client and its prior success in the client’s sector and try to determine the overall value it will be bring to the client. In effect, the Agency generally tries to charge the highest fee that the client is willing to accept.

Trying to determine the fee for the different types of marketing communications such as print media or television commercials is not done as the specifics may not be known at the outset of the contract as the marketing plan/strategy has not been finalized and may take different directions. As mentioned above, the Agency fee is based on the total estimated FTE’s required to perform all the services required. Accordingly, the fee is not based on specific deliverables. An Agency typically has employees who are concentrated and specialized in areas including but not limited to creative, print media, production of television commercials and internet communications. Therefore, in estimating the required FTE’s as each type of deliverable is being worked on, all of these specialized individuals participate in a variety of activities. As a result of this method of determining the fees, an Agency does not look at inputs (i.e. time spent on a client) as each hour spent working on the client’s marketing plan does not have equal value to the client. For this reason employees are generally not required to maintain time sheets.

For the year ended December 31, 2006, the Company had total revenues of $424 million. Included in this total were retainer revenues of $198 million, commission revenues of $100 million, project revenue (including revenue recognized under the proportional performance model) of $104 million and other revenues of $22 million.

The first question raised by the Staff was “Why the Company cannot determine Fair Value under EITF 00-21?”.

The Company believes that EITF 00-21 does not apply because the multiple “deliverables” being provided should not be considered a separate unit of accounting as there is no objective and reliable evidence of the fair value of the undelivered item(s). As described above, in determining a fee to charge a client, the Company does not place a value on deliverables but rather on the total services to be provided over the anticipated term of the contract. Because each client engagement is customized to each client, there is no menu of services or standard costs charged for any type of deliverable being provided to a client.

Have you considered EITF 99-17?

The Company has not considered EITF 99-17 and believes that this guidance is not appropriate for the Company to consider. This guidance suggests using the value of advertising surrendered for cash as a proxy for the fair value of advertising received in a barter transaction. The advertising in this guidance refers to using marketing communications that have already been developed. The value described in the guidance refers to the cost of “running” the communications in either print or television or on the internet or over any other medium. The

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Mr. Larry Spirgel

Securities and Exchange Commission

April 9, 2006

Company earns its fees for developing the communications. The Company generally acts as agent for the client and passes the costs back to the client to “run” the communications. These pass-thru costs are recorded net on the statement of income.

Is there an implicit form of client acceptance?

The Staff referred to Section 9 of the sample contract that the Company had previously provided to the Staff between Kirshenbaum Bond + Partners and the Coca-Cola Company, which relates to “Ownership of Materials”. More specifically the Staff referred to Section 9 (c) of that agreement which allows the Agency the right to use creative ideas and slogans “rejected” by the client and questioned whether this rejection right implied that client acceptance was required in order to recognize revenue. Although this contract has this type of rejection clause, the majority of the Company’s other contracts do not, as the client wants the right to retain all materials produced by the Agency for it whether the client uses those materials and ideas or not. The Company has concluded that this clause by itself does not imply a requirement for client acceptance of the services provided. The Company believes that this is evidenced through the termination clause which provides that the Agency will be paid for all services provided (i.e. pro-rata of the total fee of the contract from the start date of the contract to termination date) regardless of whether the client likes the ideas or not. This clause is stated in Section 13 (a) of the Coca-Cola contract. Generally, as stated above, the reason a client terminates an Agency is that the client does in fact not like the work of the Agency or that the work is not producing the desired effect in terms of client revenues.

What is the pattern of service?

As stated above, the Company provides services to the client right from the start of the contract. These services continue throughout the term of the contract, with identified deliverables being developed and delivered throughout the term of the contract. The Agency/client relationship is initiated by the original marketing communications program presented to the client in order to win the assignment. Additional building blocks are added as the Agency and client work together to refine the original ideas which then result in the development of the various forms of marketing communications. Additional marketing communications services such as market research and further refined strategies are sometimes added to the service mix resulting in a marketing communications program that is effective for the client. This is an iterative process that continues throughout the term of the contract.

Should revenue be recognized from day one of the contract?

Yes. Based on the termination clause in the contract, the Agency will be compensated for all services provided to the date of termination. Specifically, the Agency will receive a pro-rata portion of the total fee of the contract from the start date of the contract to the termination date regardless of whether the client likes the marketing communications program and ideas. In

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Mr. Larry Spirgel

Securities and Exchange Commission

April 9, 2006

addition, the client recognizes that the Agency provided services and value to them during the selection process before they were officially engaged. The costs of these services are expensed as incurred by the Agency since these costs are considered start-up costs and recoverability of these costs is not expected.

Should revenue be recognized on a straight-line basis?

The Company has concluded that EITF 00-21 does not apply as the multiple deliverables being provided do not constitute separate units of accounting but rather one unit as there is no objective and reliable evidence of the fair value of the undelivered item(s). The Company evaluated that input measures are not used as each hour spent working on the client’s marketing plan does not have equal value to the client. The Company further evaluated output measures which are not used as the fair value of the outputs cannot be determined. The pattern of service is such that services are provided throughout all contracts and the related costs are typically incurred evenly throughout the term of the contracts. The most significant costs are salaries of employees, which do not vary significantly on a monthly basis and occupancy costs, both expensed as incurred. In addition, based on the termination clause in the contracts, the Agency will be compensated for all services provided to the date of termination. Therefore, the Company believes that revenue should be recognized on a straight-line basis. The straight-line basis appears to be the most systematic and rational basis which represents the pattern in which performance takes place.

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ Steven Berns
Steven Berns

President and Chief Financial Officer

MDC Partners Inc.

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Mr. Larry Spirgel

Securities and Exchange Commission

April 9, 2006

cc:	Melissa Hauber Robert S. Littlepage, Jr. Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer Mitch Gendel, General Counsel Members of the Audit Committee MDC Partners Inc.

Joseph Klausner BDO Seidman LLP

Bruce Toner KPMG

Ethan Klingsberg, Esq. Cleary Gottlieb Steen & Hamilton LLP

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